UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 8)*

                    Under the Securities Exchange Act of 1934

                          Todhunter International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   889050 10 0
                                 (CUSIP Number)

                                 Godfrey D. Bain
                                Angostura Limited
                    Corner Eastern Main Road & Trinity Avenue
                          Laventille, Trinidad & Tobago
                             (868) 623-2101 Ext. 120
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 26, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889050 10 0
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

      Angostura Limited
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds*

      WC
--------------------------------------------------------------------------------
(5)   Check box if disclosure of legal proceedings is required               |_|
      pursuant to items 2(d) or 2(e)


--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Trinidad & Tobago
--------------------------------------------------------------------------------
               (7)   Sole Voting Power

                     2,984,313
               -----------------------------------------------------------------
  Number of    (8)   Shared Voting Power
   Shares
 Beneficially        NONE
  Owned By     -----------------------------------------------------------------
    Each       (9)   Sole Dispositive Power
  Reporting
   Person            2,984,313
    With:      -----------------------------------------------------------------
               (10)  Shared Dispositive Power

                     NONE
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      2,984,313
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes                 |_|
      Certain Shares.*

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      53.78%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (see instructions):

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT.

CUSIP No. 889050 10 0


ITEM 1. SECURITY AND ISSUER:

            This Amendment No. 8 to Schedule 13D relates to the shares of common stock (the "Shares") of Todhunter International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401. This Amendment No. 8 amends and supplements the Schedule 13D initially filed by Angostura Limited (the "Reporting Person") on July 3, 1999. The items of the Schedule 13D are further amended and supplemented as set forth below.

ITEM 4. PURPOSE OF TRANSACTION:

            The Shares to be purchased pursuant to the agreement referenced in
Item 6 will be acquired for investment purposes. The Reporting Person has a sufficient number of Shares to control the election of directors of the Issuer as and when the terms of such directors expire. As vacancies on the Board of Directors occur, at the time of annual meetings of shareholders or otherwise, the Reporting Person in the ordinary course may propose candidates for election to the Board of Directors of the Issuer; and given the Reporting Person's ability to control the election of directors, any candidates that are from time to time proposed by the Reporting Person will in all likelihood be successful candidates. Accordingly, the Reporting Person has the ability to and intends from time to time to exercise control over the Issuer.

            On November 26, 2002, concurrent with the execution of the agreement referenced in Item 6 pursuant to which the Reporting Person will acquire additional Shares (subject to the terms and conditions set forth in such agreement), the seller of such Shares (A. Kenneth Pincourt, Jr.) retired and resigned as the Chief Executive Officer and Chairman of the Board of the Issuer. In accordance with the Issuer's existing succession plan, the Issuer's President, Jay Maltby, was elevated to Chief Executive Officer and Chairman of the Board at the time of such announced retirement of A. Kenneth Pincourt, Jr.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Based on publicly available information, the Issuer had 5,549,234 Shares outstanding as of August 9, 2002. The Reporting Person is the beneficial owner of 2,984,313 Shares, representing approximately 53.78% of the Issuer's outstanding Shares. In addition, the Reporting Person has entered into an agreement, dated November 26, 2002, pursuant to which it will purchase an additional 595,985 Shares on January 31, 2003. The Reporting Person has sole power to vote and sole power to dispose of the 2,984,313 Shares.

            (c) The Reporting Person has not engaged in any transactions with respect to Shares of the Issuer during the past sixty days.

            (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

            (e) Not Applicable

CUSIP No. 889050 10 0


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER:

            Pursuant to the terms of that certain Stock Purchase Agreement, dated as of November 26, 2002, by and between the Reporting Person and A. Kenneth Pincourt, Jr. (formerly the Chief Executive Officer and Chairman of the Board of the Issuer), the Reporting Person will purchase and Mr. Pincourt will deliver 595,985 Shares on January 31, 2003. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

            Updated Schedule A

            Exhibit 1 - Stock Purchase Agreement between Angostura Limited and
A. Kenneth Pincourt, Jr.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ANGOSTURA LIMITED
Dated: December 10, 2002

                                           By: /s/ Godfrey D. Bain
                                               ---------------------------------
                                           Name:  Godfrey D. Bain
                                           Title:  Executive Director of Finance

CUSIP No. 889050 10 0


                                                                      Schedule A

Unless otherwise indicated, each individual is a citizen of Trinidad & Tobago. If no address is given, the director's or executive officer's business address is Cor. Eastern Main Road & Angostura Street, Laventille, Trinidad, W.I. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Angostura Limited and Angostura Holdings Ltd.

MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF ANGOSTURA LIMITED AND ANGOSTURA HOLDINGS LTD.:

Name                                                    Principal Occupation and Business Address
----                                                    -----------------------------------------
Lawrence A. Duprey - Chairman                           Director and Executive Officer of CL Financial Ltd.
                                                        29 St. Vincent Street
                                                        Port of Spain
                                                        Trinidad W.I.

Keith I. McLachlan - Director                           Group Executive Director.  Citizen of Great Britain

Godfrey D. Bain - Director                              Group Executive Director - Chief Operating Officer

Clive F. Cook - Director                                Retired Chemist

Martin G. Daly - Director                               M.G. Daly & Partners
                                                        Attorney at Law
                                                        115A Abercromby Street
                                                        Port of Spain
                                                        Trinidad, W.I.

Nicholas K. Inniss - Director                           Retired Economist

Louis A. Monteil - Director                             Group Executive Director
                                                        Director and Executive Officer of CL Financial Ltd.
                                                        29 St. Vincent Street
                                                        Port of Spain
                                                        Trinidad W.I.

Patrick B. Patel - Director                             Group Executive Director - Technical Operations

Kevin M. Kenny - Executive Officer                      Group Executive Manager - Resort & Property Development

Gabriel Faria - Executive Officer                       Group Executive Manager - Marketing

Michael Carballo - Executive Officer                    Corporate Secretary

CUSIP No. 889050 10 0


Unless otherwise indicated, each individual is a citizen of Trinidad & Tobago. If no address is given, the director's or executive officer's business address is 29 St. Vincent Street Port of Spain Trinidad W.I. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with CL Financial Limited.

MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF CL FINANCIAL
LIMITED:

Lawrence A. Duprey - Director                      Executive Officer (Chairman) of CL Financial.

Godfrey D. Bain - Director                         Group Executive Director of Angostura Limited.
                                                   The House of Angostura
                                                   Cor. Eastern Main Road & Angostura Street, Laventille, Trinidad, W.I.

Peter E. Salvary - Director                        Corporate Secretary of CL Financial Limited.

Louis A. Monteil - Director                        Executive Officer (Group Finance Director) of CL Financial Limited.

Neil M. Jones - Director                           Director, Colonial Life Insurance Company (Trinidad) Limited.
                                                   16 Butu Road, Valsayn Park South, Valsayn, Trinidad & Tobago.

John B.C. Martin - Director                        Chartered Accountant.
                                                   11 Idlewild Road, Knightsbridge, Cascade, Trinidad & Tobago.

Michael A. Fifi - Director                         Managing Director, Home Construction Limited.
                                                   1 Bergerac, Maraval, Trinidad & Tobago.

Kersten Combs - Director                           Managing Director, Clico Energy Company Limited.
                                                   102 Par 3 Lane, Fairways, Maraval, Trinidad & Tobago.

Roger Duprey - Director                            Accountant
                                                   39 Sandown Road, Goodwood Park, Point Cumana, Trinidad & Tobago.

Bhoendradatt Tewarie - Director                    Executive Director, UWI Institute of Business.
                                                   7 Home Farms, Chin Chin Road, Cunupia, Trinidad & Tobago.

Gita Sakal- Executive Officer                      Corporate Legal Officer

CUSIP No. 889050 10 0


Unless otherwise indicated, each individual is a citizen of Trinidad & Tobago. If no address is given, the director's business address is 29 St. Vincent Street Port of Spain Trinidad W.I. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Dalco Management Company Limited.

MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF DALCO CAPITAL MANAGEMENT COMPANY LIMITED:

Lawrence A. Duprey                            Director

Hilda Duprey                                  Director